FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For April 29, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Director’s Retirement

MACAO--(BUSINESS WIRE)--April 29, 2009--Deswell Industries, Inc. (Nasdaq: DSWL) today announced that Lee Shu Kwan (S.K. Lee), a member of the company’s executive team, has tendered his resignation as Director of Administration and Marketing for the Electronics and Metallic Operations effective May 1, 2009. Mr. Lee is retiring.

Mr. Lee was a co-founder of Deswell’s Electronics Divisions and had previously served as Chief Executive Officer of the division.

Management plans to divide Mr. Lee’s duties among various members of the management team. After his resignation, Mr. Lee will continue to act as a strategic advisor.

Franki Tse, Deswell’s Chief Executive Officer, stated ”We thank Mr. Lee for his many years of service to our Company and wish him well in his retirement.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount technology (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s key customers during its year ended March 31, 2008 included Digidesign Inc., Line 6, Inc., N&J Company Ltd. and Inter-Tel Incorporated.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau, 203-972-9200

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: April 29, 2009